SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that Credit Suisse notified Portugal Telecom, SGPS, S.A. (“PT”) that, as a result of sales of 3,208,849 PT ordinary shares made by Credit Suisse Securities (Europe) Limited and of 20,398 by Credit Suisse International on 15 February 2007, a holding below 2% of the share capital and voting rights in PT has become attributable to Credit Suisse´s investment banking business.

In addition, as a result of the acquisition of 6,764,202 PT ordinary shares made on 16 February 2007 by Credit Suisse Securities (Europe) Limited, a total of 23,908,803 PT ordinary shares, equivalent to a qualified holding of 2.12% of the share capital and voting rights in PT, has again become attributable to such entity.

Following this acquisition, a total of 26,414,267 PT ordinary shares, equivalent to 2.34% of the share capital and voting rights in PT, is attributed to Credit Suisse´s investment banking business.

Such holding is attributed to Credit Suisse’s investment banking business throught the following entities:

- Credit Suisse International holds 1,513,328 ordinary shares, representing 0.13% of the capital and voting rights in PT;

- Credit Suisse Securities (Europe) Limited holds 23,908,803 ordinary shares, 2.12% of the share capital and voting rights in PT;

- Credit Suisse Securities (USA), LLC holds 992,136 ordinary shares, representing 0.09% of the share capital and voting rights in PT.

Credit Suisse has also informed that Credit Suisse International, Credit Suisse Securities (Europe) Limited and Credit Suisse Securities (USA) LLC are companies that are part of the Credit Suisse´s investment banking business. Credit Suisse International is under the direct control of Credit Suisse (International) Holding AG, Credit Suisse Securities (Europe) Limited is under the direct control of Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (USA) LLC is under the direct control of Credit Suisse (USA) Inc.. All these controlling companies are under the control of Credit Suisse Group.

Lisbon, 20 February 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.